

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2014

Via E-mail
Herbjørn Hansson
Chief Executive Officer
Nordic American Offshore Ltd.
c/o Scandic American Shipping Ltd.
Canon's Court
22 Victoria Street
Hamilton HM EX
Bermuda

> **Re:** **Nordic American Offshore Ltd.**
> **Draft Registration Statement on Form F-4**
> **Submitted February 3, 2014**
> **CIK No. 0001597659**

Dear Mr. Hannson:

We have limited our review of your draft registration statement to those issues we have addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note there are outstanding comments related to your draft registration statement on Form F-1 (File No. 377-00467), originally submitted February 3, 2014. Please confirm your understanding that all comments on the referenced registration statement and any subsequent amendments thereto will need to be resolved before we will consider a request for acceleration of the effective date of this registration statement.

2. In this regard, to the extent that our comments on the draft registration statement on Form F-1, sent under separate cover, are applicable to the disclosure in this draft registration statement, please revise this draft registration statement on Form F-4 accordingly.

The Exchange Offer, page 61

Terms of the Exchange Offer, page 62

3. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement of the offer. Please confirm in your response that the offer will be open at least through midnight on the twentieth business day following commencement. See Rule 14e-1(a) and Rule 14d-1(g)(3) under the Exchange Act and Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).

5. We note your disclosure that the date of acceptance will be the exchange date, which will be 1-2 business days after the expiration date. The exchange shares will then be delivered promptly following the "exchange date." Please revise the prospectus to state clearly that the issuer will issue the Exchange Shares or return the Original Shares promptly after expiration or termination of the offer. See Exchange Act Rule 14e-1(c).

Conditions of the Exchange Offer, page 65

6. Please refer to the second paragraph of this section relating to your failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

7. When an offer condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

8. Please refer to the last sentence of the second paragraph under this heading. All conditions to the offer, except those conditions subject to the receipt of government approvals, must be satisfied or waived at or before expiration of the offer. Please revise

Herbjǿrn Hansson
Nordic American Offshore Ltd.
February 28, 2014
Page 3

to clarify that the “ongoing right” to assert conditions may not be asserted after the offer's expiration.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please contact J. Nolan McWilliams at (202) 551-3217, Mellissa Duru, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3757 or me at (202) 551-3210 with any questions you may have.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Gary J. Wolfe, Esq.
Seward & Kissel